As filed with the Securities and Exchange Commission on December 20, 2005

Registration No. 333-127455

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

UNITEDHEALTH GROUP INCORPORATED

(Exact Name of Registrant as specified in Its charter)

Minnesota	6324	41-1321939
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

UNITEDHEALTH GROUP CENTER

9900 BREN ROAD EAST

MINNETONKA, MINNESOTA 55343

(952) 936-1300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David J. Lubben, Esq.

General Counsel

UnitedHealth Group Incorporated

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas A. Roberts, Esq. Raymond O. Gietz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153-0119 (212) 310-8000	Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600	Paul T. Schnell, Esq. Neil P. Stronski, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000

Approximate Date of Commencement of the Proposed Sale to the Public: At the effective time of the merger of PacifiCare Health Systems, Inc. with and into a direct wholly-owned subsidiary of the Registrant, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to closing of such merger.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-127455

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity (as defined) of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person: (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

The bylaws of UnitedHealth Group provide for the indemnification of such persons, for such expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521 of the Minnesota Business Corporation Act. UnitedHealth Group maintains a standard policy of directors and officers insurance.

Item 21. Exhibits

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 6, 2005 by and among UnitedHealth Group Incorporated, Point Acquisition LLC and PacifiCare (included as Annex A to the proxy statement/ prospectus forming a part of this registration statement and incorporated herein by reference).

3.1	Articles of Amendment to Second Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Current Report on Form 8-K dated May 24, 2005).

3.2	Articles of Amendment to Second Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2001).

3.3	Articles of Merger amending the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 1999).

3.4

Second Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit

3(a) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 1995).

3.5

Second Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit

3(d) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2002).

Exhibit Number	Description of Exhibit

4.1	Senior Indenture, dated as of November 15, 1998 between UnitedHealth Group Incorporated and the Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated’s Registration Statement on Form S-3/A filed on January 11, 1999).

4.2	Amendment, dated as of November 6, 2000 to Senior Indenture, dated as of November 15, 1998 between UnitedHealth Group Incorporated and the Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

5.1	Opinion of David J. Lubben, General Counsel of UnitedHealth Group Incorporated, regarding legality of the securities to be issued.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax aspects of the merger.**

8.2	Opinion of Weil, Gotshal & Manges LLP regarding certain U.S. federal tax aspects of the merger.**

15.1	Letter Regarding Unaudited Financial Information of Deloitte & Touche LLP.*

15.2	Letter Regarding Unaudited Financial Information of Ernst & Young LLP.*

21	Subsidiaries of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(c) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2004).

23.1	Consent of Deloitte & Touche LLP.*

23.2	Consent of Ernst & Young LLP.*

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP.**

23.4	Consent of David J. Lubben, General Counsel of UnitedHealth Group Incorporated (included in Exhibit 5.1).*

23.5	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2).**

23.6	Consent of MTS Health Partners, L.P.*

23.7	Consent of Morgan Stanley & Co. Incorporated.*

24	Power of Attorney.*

99.1	Form of proxy of PacifiCare.*

* Previously filed.

** Filed herewith.

Item 22. Undertakings

(a) Regulation S-K, Item 512 undertakings:

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on December 20, 2005.

UNITEDHEALTH GROUP INCORPORATED

By:	/S/ DAVID J. LUBBEN
Name:	David J. Lubben
Title:	General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on December 20, 2005.

Signature	Title

/S/ WILLIAM W. MCGUIRE, M.D. William W. McGuire, M.D.	Chief Executive Officer and Director (principal executive officer)

/S/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer (principal financial officer and principal accounting officer)

* William C. Ballard, Jr.	Director

* Richard T. Burke	Director

* James A. Johnson	Director

* Thomas H. Kean	Director

* Douglas W. Leatherdale	Director

* Stephen J. Hemsley	Director

* Mary O. Mundinger	Director

* Robert L. Ryan	Director

Donna E. Shalala	Director

* William G. Spears	Director

* Gail R. Wilensky	Director

The undersigned, by signing his name hereto, does hereby execute this registration statement on behalf of the directors and officers of UnitedHealth Group Incorporated listed above pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission.

*By:	/S/ DAVID J. LUBBEN
David J. Lubben As Attorney-In-Fact